News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
28 November 2007

CLEARANCE BY US DEPARTMENT OF JUSTICE OF SALE OF HARCOURT US SCHOOLS EDUCATION BUSINESS TO HOUGHTON MIFFLIN RIVERDEEP GROUP

Reed Elsevier is pleased to announce today that the $4.0 billion sale of its Harcourt US Schools Education Business to Houghton Mifflin Riverdeep Group, announced on 16 July 2007, has received clearance from the US Department of Justice. Completion of this transaction is expected to take place in mid-December.

The US regulatory review of the sale of the Harcourt Assessment business to Pearson is continuing and this transaction is expected to complete by late 2007/early 2008. The sale of the Harcourt Education International businesses to Pearson completed earlier in 2007. The sale of the Harcourt Assessment and International businesses to Pearson was announced on 4 May 2007.

The aggregate net proceeds of the sale of the entire Harcourt Education division of approximately $4.0 billion will be returned to shareholders by way of special dividend in the equalisation ratio followed by a corresponding consolidation of the share capitals of Reed Elsevier PLC and Reed Elsevier NV.

Further details of the special dividend and the share consolidation will be announced on completion of the sale to Houghton Mifflin Riverdeep Group and these transactions will be implemented shortly thereafter, expected to be in January 2008. The aggregate net proceeds will be distributed irrespective of whether or not the sale of Harcourt Assessment to Pearson has closed.

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For further information please contact:
Sybella Stanley (Investors)	Tel: +44 (0) 20 7166 5630
Tim Haigh	Tel: +44 (0) 20 7166 5739

(Media)

Notes to editors

Reed Elsevier Group plc

Reed Elsevier Group plc is a world leading publisher and information provider.  It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.  In 2006, Reed Elsevier made adjusted profit before taxation of £1,052 million on turnover of £5,398 million.  The group employs 36,000 people, including approximately 20,000 in North America. Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.